June 19, 2009

Manulife Appoints Michael Bell Chief Financial Officer

And Provides Capital Update

TORONTO, June 19, 2009 – Manulife Financial Corporation today announced the appointment of Michael W. Bell as incoming Senior Executive Vice President and Chief Financial Officer (“CFO”).  His responsibilities will include management and oversight of the Company’s global financial affairs, including Actuarial, Controllers, Taxation, Treasury, Investor Relations, Reinsurance as well as other company-wide financial functions. Mr. Bell will report directly to Manulife President and Chief Executive Officer Donald Guloien and it is expected he will join the Company on June 22 and take on his new duties in July.

Mr. Bell will succeed Peter Rubenovitch, who will be retiring from Manulife after 14 years of distinguished service. Donald Guloien said, “I would like to thank Peter for his outstanding commitment to Manulife’s growth and development. He played a key role in our demutualization, our integration with John Hancock and he has also been instrumental in all of Manulife’s capital markets activities.” Mr. Rubenovitch has agreed to stay on for a period of time to assist with the transition, close out the second quarter and be a key resource on other strategic initiatives.

Guloien stated, “I am very pleased to welcome Michael as Manulife’s incoming CFO. He is a seasoned international insurance executive with an outstanding track record as a financial leader, risk manager, business and team builder. His expertise, experience and energy will be a great asset to Manulife as we continue to build the strong, reliable and forward-looking Company our customers trust with their most important financial decisions.”

For the past six years Mr. Bell served as Executive Vice President and CFO at CIGNA Corporation, a Fortune 200 company, where he was responsible for all global financial operations including Finance, Accounting, Treasury, Tax, Investor Relations and Capital Planning, as well as the Company’s investment functions, reinsurance and strategic planning. With his strong actuarial, financial and line management background, he built a widely respected Finance function at that Company. Prior to serving as CIGNA’s CFO, he was President of their Group Insurance business where he strengthened the business and significantly expanded earnings.

Capital Update

Manulife’s CFO transition is taking place during a period of solid performance for the Company. Donald Guloien commented that, “If we were reporting our quarter today, we would find our consolidated MCCSR levels (Minimum Continuing Capital and Surplus Requirements of The Manufacturers Life Insurance Company) to be near the highest levels in our history.” Manulife has enjoyed great benefit from strengthening equity markets but, at this time, expects a significant portion of this could be offset by actuarial reserve increases reflecting lower corporate bond rates, a more conservative assessment of policyholder behaviour, lower investment returns and other factors.

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He added that, “While we have seen encouraging improvements in the equity markets since March 31, our earnings and capital levels will continue to be impacted by equity market and interest rate volatility, and we will remain focused on fortifying capital. Given the financial turmoil of the past year, we also anticipate regulators, rating agencies and the investing public will expect higher levels of capital going forward. For example, while US Risk Based Capital (RBC) norms were historically considered strong at the 300% level, the trend appears to be that significantly higher levels are becoming the new normal for the strongest companies.”

One of Mr. Bell’s first priorities will be to review and complete the comprehensive capital plan Manulife has developed to ensure very strong levels of capital in all of its operating businesses.  Donald Guloien stated that, “Building Manulife’s capital strength, at both a consolidated and subsidiary level, remains a continuing focus. At the same time, we want to avoid the highly dilutive issuance of common equity. We will embark on a plan to increase capital to fortress levels in order to be in a position to provide the highest practical degree of security to policyholders, to withstand continuing economic volatility and to be able to take advantage of strategic opportunities.”

Caution Concerning Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements include but are not limited to, statements with respect to earnings for the fiscal quarter ended June 30, 2009 and MCCSR levels, as well as statements with respect to reserves. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, priorities, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “want”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results.  Although we believe that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.  Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance of equity markets, interest rate fluctuations, currency rates, investment losses and defaults, movements in credit spreads, market liquidity and creditworthiness of guarantors and counterparties); Company liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; level of competition and consolidation; changes in laws and regulations; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; accuracy of estimates used in applying accounting policies and actuarial methods used by the Company; the ability to maintain the Company’s reputation; the ability to implement effective hedging strategies; legal and regulatory proceedings; the ability to adapt products and services to the changing market; the ability to attract and retain key executives; acquisitions and the ability to complete acquisitions including the availability of equity and debt financing for this purpose; the ability to execute strategic plans and changes to strategic plans; the disruption of or changes to key elements of the Company’s or public infrastructure systems; and environmental concerns.  Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management”
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note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$405 billion (US$322 billion) as at March 31, 2009.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Mr. Bell’s biography and photo are available at:

www.manulife.com/corporate/corporate2.nsf/public/newsclips.html

Media inquiries:

David Paterson
(w) 416-852-8899
(cel) 416 456-3621
david_paterson@manulife.com

Laurie Lupton
(w) 416-852-7792
(cel) 647 407 5107
laurie_lupton@manulife.com

Investor Relations:
Amir Gorgi
1-800-795-9767
investor_relations@manulife.com